Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Announces Second Quarter and Six Months 2014 Financial
Results

- Total Revenue for Three Months Ended June 30, 2014 of $4.5 Million; Gross Margin of 79.0%

- Recurring Quarterly Revenue Increases 17% Year-over-Year Reflecting Increased System
Installed Base and Utilization

- Conference Call Today at 8:30 AM ET -

CAESAREA, Israel – August 5, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today its financial results for the second quarter and six months ended June 30, 2014.

“During the second quarter, we continued to build a strong pipeline of sales activity in the U.S. and Asia, our key target markets. Clinical interest from surgeons is at an all-time high.  However during the quarter we faced extended administrative approval processes for system orders by potential U.S. customers. As a result, we sold two Renaissance systems in the U.S., including the first commercial sale with the brain module to Bryan Medical Center in Lincoln, NE. In Asia, we sold two systems in the quarter, including our first system in Hong Kong and a second system in Taiwan to a well-recognized teaching hospital, expanding our presence in the region,” commented Ori Hadomi, Mazor's Chief Executive Officer.

“The interest in the Renaissance system remains robust, as measured by feedback from surgeons and attendance at our labs. We anticipate this will translate into increased system sales in the second half of 2014 as compared to the first half of the year.  In addition, our effort to build system utilization resulted in 17% year over year quarterly recurring revenue growth reflecting record utilization of the systems, primarily in the U.S.”, concluded Mr. Hadomi.

SECOND QUARTER 2014 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended June 30, 2014 was $4.5 million compared to $6.2 million in the year-ago second quarter.  U.S.-generated revenue was $3.1 million compared to $4.4 million in the year-ago quarter, primarily due to lower system sales. International non-U.S. revenue was $1.4 million compared to $1.8 million reported in the first quarter of 2013, reflecting two system sales in the second quarter of 2014 compared to three system sales in the 2013 second quarter. Revenue from system kit sales, services and other increased to $2.1 million in the second quarter of 2014, representing a 17% increase compared to $1.8 million in the second quarter of 2013.

Gross margin for the three months ended June 30, 2014 was 79.0% compared to 79.7% in the year-ago second quarter.

Total operating expenses in the second quarter of 2014 were $7.6 million, compared to $5.7 million in the second quarter of 2013, reflecting the Company’s increased investments in sales, marketing and research and development resources. Operating loss for the second quarter of 2014 was $4.1 million, compared to an operating loss of $0.7 million in the second quarter of 2013. Net loss for the second quarter of 2014 decreased to $4.1 million, or $0.10 per share, compared to a net loss of $4.4 million, or $0.15 per share, in the second quarter of 2013.

Cash used in operating activities in the second quarter of 2014 was $3.1 million, compared to $0.2 million in the second quarter of 2013. As of June 30, 2014, cash, cash equivalents and marketable securities totaled $58.4 million.

SECOND QUARTER 2014 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation primarily relates to non-cash expense in the amount of $0.4 million with respect to share-based compensation and intangible asset amortization in the second quarter of 2014. On a non-GAAP-basis, the net loss in the second quarter of 2014 was $3.7 million, or $0.09 per share, compared to $0.5 million, or $0.02 per share in the second quarter of 2013.

SIX MONTHS ENDED JUNE 30, 2014 FINANCIAL RESULTS IFRS BASIS (“GAAP”)

For the six months ended June 30, 2014, revenue totaled $9.4 million compared to $11.1 million for the six months ended June 30, 2013.  Recurring revenue totaled to $4.2 million, compared to $3.0 in the six months ended June 30, 2013. The growth in recurring revenue is attributed to the increased utilization of the Company’s Renaissance system, both in the U.S. and globally.  Gross margin for the six months ended June 30, 2014 was 78.9% compared with 80.1% in the six months ended June 30, 2013.  Net loss for the six months ended June 30, 2014, was $7.7 million compared to $15.0 million in the first six months of 2013.

SIX MONTHS ENDED JUNE 30, 2014 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first six months of 2014 was $6.9 million, or $0.17 per share, compared to a net loss of $1.0 million, or $0.03 per share, in the first six months of 2013.

CONFERENCE CALL INFORMATION

The company will host a conference call to discuss these results on Tuesday, August 5, 2014, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 877-269-7756.   Participants in Israel can use the toll free dial-in number 809-406-247.  All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13587700. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com, click ‘Investors Relation’.

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, financing income, net income and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets, stock-based compensation and revaluation of the fair value of the derivative instruments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 50,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding Mazor’s outlook for increased sales in the second half of 2014, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

David Schemelia/John Carter – Media
dave@evcgroup.com; jcarter@evcgroup.com;
646.201.5431; 212.850.6021

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in thousands, except per share data)

	Six month period		Three month period
	ended June 30,		ended June 30,
	2014	2013	2014	2013
Revenue	$9,372	$11,150	$4,494	$6,244

Cost of revenue	$1,973	$2,216	$942	$1,266

Gross profit	$7,399	$8,934	$3,552	$4,978

Operating costs and expenses:
Research and development	$2,962	$1,915	$1,318	$987
Selling and Marketing	$10,309	$7,121	$5,398	$4,012
General and administrative	$1,850	$1,235	$940	$660
Total operating costs and expenses	$15,121	$10,271	$7,656	$5,659

Loss from operations	$(7,722)	$(1,337)	$(4,104)	$(681)

Financing income (expenses), net	$61	$(13,532)	$37	$(3,634)

Loss before taxes on income	$(7,661)	$(14,869)	$(4,067)	$(4,315)

Taxes on income	$73	$100	$33	$62

Net loss	$(7,734)	$(14,969)	$(4,100)	$(4,377)

Net loss attributable to ordinary shareholders	$(7,734)	$(14,969)	$(4,100)	$(4,377)

Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.19)	$(0.51)	$(0.10)	$(0.15)

Weighted average common shares outstanding – Basic and diluted	41,536	29,469	41,896	29,630

Mazor Robotics Ltd.
Consolidated Statements of Financial Position as of
(U.S. Dollars in thousands)

	June 30,	December 31,
	2014	2013
	Unaudited	Audited
Balance Sheet Data:
Current Assets
Cash and cash equivalents	$26,734	$19,803
Investments in marketable securities	$31,695	$45,014
Trade receivables	$2,756	$1,974
Other accounts receivable	$1,190	$655
Inventory	$3,248	$2,480
Total Current Assets	$65,623	$69,926

Non-Current Assets
Prepaid lease fees and deferred expenses	$83	$78
Property and equipment, net	$854	$792
Intangible assets, net	$-	$93
Total Non-Current Assets	$937	$963
Total assets	$66,560	$70,889

Current liabilities
Trade payables	$2,063	$1,899
Other accounts payable	$4,152	$4,565
Total current liabilities	$6,215	$6,464

Non-Current Liabilities
Employee benefits	$349	$311
Deferred tax liability	$21	$21
Total Non-Current liabilities	$370	$332
Total liabilities	$6,585	$6,796

Equity
Share capital	$110	$106
Share premium	$134,939	$130,472
Amounts allocated to share options	$77	$77
Capital reserve for share-based payment transactions	$2,999	$3,854
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(80,269)	$(72,535)
Total equity	$59,975	$64,093
Total liabilities and equity	$66,560	$70,889

Mazor Robotics Ltd.
Reconciliations of GAAP to Non-GAAP Financial Measures
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Six month period		Three month period
	ended June 30,		ended June 30,
	2014	2013	2014	2013
GAAP gross profit	$7,399	$8,934	$3,552	$4,978
Amortization of intangible assets	$93	$146	$20	$73
Stock-based compensation:	$12	$5	$5	$3
Non-GAAP gross profit	$7,504	$9,085	$3,577	$5,054
GAAP gross profit as percentage of revenues	79%	80%	79%	80%
Non-GAAP gross profit as percentage of revenues	80%	81%	80%	81%

GAAP operating expenses	$15,121	$10,271	$7,656	$5,659
Stock-based compensation:
Research and development	$81	$49	$43	$22
Selling and Marketing	$417	$148	$217	$79
General and administrative	$218	$160	$110	$78
Non-GAAP operating expenses	$14,405	$9,914	$7,286	$5,480

GAAP operating loss	$(7,722)	$(1,337)	$(4,104)	$(681)
		-	-	-
Non-GAAP operating loss	$(6,901)	$(829)	$(3,709)	$(426)

GAAP Financing income (expense), net	$61	$(13,532)	$37	$(3,634)
Change in fair value of derivative instruments	$-	$13,510	$-	$3,603
Non-GAAP Financing expenses, net	$61	$(22)	$37	$(31)

GAAP net loss	$(7,734)	$(14,969)	$(4,100)	$(4,377)
Stock-based compensation	$728	$362	$375	$182
Amortization of intangible assets	$93	$146	$20	$73
Change in fair value of derivative instruments	$-	$13,510	$-	$3,603
Non-GAAP net loss	$(6,913)	$(951)	$(3,705)	$(519)

GAAP basic and diluted loss per share	$(0.19)	$(0.51)	$(0.10)	$(0.15)

Non-GAAP basic and diluted loss per share	$(0.17)	$(0.03)	$(0.09)	$(0.02)

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
Cash flows from operating activities:
Loss for the period	$(7,734)	$(14,969)	$(4,100)	$(4,377)

Adjustments:
Depreciation and amortization	$272	$292	$111	$146
Change in fair value of derivative liability
on account of warrants	$-	$13,510	$-	$3,603
Finance (income) expenses, net	$(34)	$(14)	$(106)	$33
Share-based payment	$728	$362	$375	$182
Taxes on income	$73	$100	$33	$62
	$1,039	$14,250	$413	$4,026

Change in inventory	$(768)	$(390)	$(534)	$(403)
Change in trade and other accounts receivable	$(1,320)	$(2,390)	$343	$(187)
Change in prepaid lease fees	$(5)	$(6)	$-	$(1)
Change in trade and other accounts payable	$297	$1,581	$743	$787
Change in employee benefits	$38	$109	$13	$4
	$(1,758)	$(1,096)	$565	$200

Interest received	$41	$58	$39	$-
Income tax paid	$(14)	$(35)	$(3)	$-
	$27	$23	$36	$-

Net cash (used in) provided by operating activities	$(8,426)	$(1,792)	$(3,086)	$(151)

Cash flows from investing activities:
Proceeds from (investment in) short-term investments and deposits, net	$13,326	$4,175	$15,079	$1,344
Purchase of property and equipment	$(241)	$(151)	$(118)	$(68)
Net cash provided by investing activities	$13,085	$4,024	$14,961	$1,276

Cash flows used in financing activities:
Proceeds from exercise of share options and warrants, net	$-	$3,283	$-	$3,283
Issuance Expenses	$(294)	$-	$-	$160
Proceeds from exercise of share options by employees	$2,888	$259	$504	$243
Repayment of loans to the OCS	$(324)	$(247)	$-	$(247)
Net cash (used in) provided by financing activities	$2,270	$3,295	$504	$3,439

Net increase in cash and cash equivalents	$6,929	$5,527	$12,379	$4,564
Cash and cash equivalents at the beginning
of the period	$19,803	$12,797	$14,325	$13,744
Effect of exchange rate differences on balances of
cash and cash equivalents	$2	$8	$30	$24

Cash and cash equivalents at the end of the period	$26,734	$18,332	$26,734	$18,332

Supplementary cash flows information:
Transfer of inventory to fixed assets	$-	$67	$-	$67